Board of Management

Vedior
where people matter

AIR MAIL

Office of International Corporation Finance Rule 12g3-2(b) File No. 82-4654
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

[redacted]

08000774

Vedior N.V.
P.O. Box 75173
1070 AD Amsterdam
The Netherlands
Tel: +31 (0)20 573 5600
Fax: +31 (0)20 573 5608
www.vedior.com
ABN AMRO 49.72.33.517
Trade Reg. Amsterdam 33292225
VAT number: 0064.70.130.B37
IBAN number: NL11ABNA0497233517
BIC code: ABNANL2A

Amsterdam, 7 February 2008
Re: Record sales, gross profit and operating income in 2007

SUPPL

Vedior N.V.
Rule 12g3-2(b) File No. 82-4654

Dear Sir of Madam,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Vedior N.V. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

PROCESSED
FEB 20 2008
THOMSON
FINANCIAL

Jelle Miedema
Company Secretary

enclosure

Office:
Jachthavenweg 109-H
1081 KM Amsterdam
The Netherlands

vedior
where people matter

Amsterdam, The Netherlands

Q4 & FULL YEAR 2007

Record sales, gross profit and operating income in 2007

For release at 7.00am on 7 February 2008

Highlights for the Year 2007

Amounts in € million	2007	2007 adjusted➊	2006	Increase adjusted➊	Organic Growth➋
Sales	8,432.2	**8,432.2**	7,659.7	+10%	**+9%**
Gross Profit	1,733.3	**1,633.3**	1,429.1	+14%	**+12%**
Gross Margin	*20.6%*	***19.4%***	*18.7%*		
Operating Income	398.1	**369.4**	289.6	+28%	**+24%**
Operating Margin	*4.7%*	***4.4%***	*3.8%*		
Net Income	236.0	**230.6**	181.6	+27%	
Net Income per share (in Euro)	1.36	**1.33**	1.06	+25%	

- **Operating margin➊ increased to 4.4% (2006: 3.8%)**
- **Eight acquisitions completed for a combined consideration of €126 million**
- **Proposed dividend of €0.36, a 20% increase from 2006**

Highlights for the Fourth Quarter 2007

Amounts in € million	Q4 2007	Q4 2007 adjusted➊	Q4 2006	Increase adjusted➊	Organic Growth➋
Sales	2,168.6	**2,168.6**	1,997.1	+9%	**+8%**
Gross Profit	429.4	**429.4**	390.7	+10%	**+9%**
Gross Margin	*19.8%*	***19.8%***	*19.6%*		
Operating Income	68.0	**103.5**	83.4	+24%	**+23%**
Operating Margin	*3.1%*	***4.8%***	*4.2%*		
Net Income	33.1	**68.6**	56.0	+23%	
Net Income per share (in Euro)	0.19	**0.39**	0.33	+18%	

➊ Excluding non recurring items (see page 8)
➋ All growth percentages quoted in this media release have been calculated on an organic basis which excludes the impact of currency effects, acquisitions and disposals.

- **Continued growth in sales, gross profit and operating income**
- **French operating income up 9%**
- **Especially good growth in operating income in traditional, accounting/finance, education, engineering and healthcare sectors**
- **Conversion ratio improves to 24.1% (Q4 2006: 21.3%)**
- **€25 million reserved in relation to competition investigation in France**

CEO's Statement

Tex Gunning, Vedior's Chief Executive said, "*The results for the fourth quarter bring to a conclusion a very successful year for the Group. Throughout 2007, Vedior has achieved excellent results in both our established and emerging markets, and with significant growth coming from our permanent placement activities.*

In fact, these annual results mark a new high for Vedior and I would, therefore, like to pay credit to all our employees for their skill, their discipline, their focus, and their professionalism during the course of the year and, in particular, during this final quarter where they were faced with other distractions.

I am very pleased with the progress made with our strategic review which began at the end of October and also the integration discussions with Randstad following the conditional agreement to combine the two companies announced on 3 December."

Annual Results

Our results for 2007 have been the best Vedior has ever achieved. As well as a record high in sales, gross profit and operating income, we also made great strides towards achieving our stated financial objectives.

Over the past few years, we have continuously improved our operating margins. In 2007, the operating margin target was reached in the Rest of World region and exceeded in the Rest of Europe region. France, the UK and the Netherlands are all on track to reach their operating margin targets in 2008.

Growth in traditional staffing in most of our markets, along with the continuing progress of our education, engineering/technical, accounting/finance, legal, interim management and telebusiness sectors have led to outstanding increases in operating income. Operating income for the Group increased 24% organically to €369.4 million. The operating margin (operating income excluding special items as a percentage of sales) was 4.4%, up from 3.8% in 2006.

The development of our permanent placement activities resulted in high levels of growth throughout the year in many countries, most notably France, the Netherlands and India. Overall, the demand for permanent placement led to a 28% increase in fees to €331.1million. Permanent placement now represents 3.9% of Group sales and 20.3% of gross profit.

In almost all of our geographies, we saw strong increases in operating income in 2007, with the best performances coming from a number of our European markets (France, Germany, the Netherlands, Belgium and Spain) as well as from Canada, Australia and Latin America. In the US, a weaker economy resulted in a 9% decline in operating income although the ongoing demand for professional/executive staffing contributed stable sales growth.

Improvement in operational efficiencies resulted in an increase in our conversion ratio for the year (operating income excluding special items divided by gross profit), from 20.3% to 22.6%.

Gross profit was €1,633.3 million in 2007 compared to €1,429.1million in 2006, an organic increase of 12%. Gross profit increased in all our major regions with the highest growth coming from Canada, Australia and Spain. The Group's gross margin was 19.4%, up from 18.7% in 2006.

As a percentage of sales, total costs were 15.0%, up slightly from 14.9% in 2006.

Currency effects decreased both sales and operating income by 1%.

[illegible]	[illegible]	[illegible]	[illegible]
France *	+12%	+17%	33%
UK	+12%	+12%	18%
Netherlands	+7%	+40%	7%
Belgium	+12%	+21%	6%
Spain	+17%	+50%	4%
Other Europe	+15%	+70%	9%
US	+4%	-9%	10%
Australia & New Zealand	+17%	+30%	7%
Canada	+21%	+42%	4%
Latin America, Asia, Middle East, and Africa	+29%	+50%	2%

*Excluding non recurring items (see page 9).

The average tax rate for the Group was 32% (excluding non-recurring items) compared to 31% in 2006.

Cash flow from operating activities increased to €260 million in 2007 from €206 million in 2006.

Business Development

During 2007, Vedior continued its active programme of organic expansion and made eight acquisitions. The number of countries the Group operates in increased from 48 in 2006 to 50, with the addition of Thailand and Angola to our network, by the end of 2007.

Within established markets, Vedior continues to launch new sectors to broaden our service offering in local markets and also provide a platform for long-term organic growth.

We continued to expand our permanent placement activities in many of our markets as an area of significant growth this year.

The combined consideration paid for acquisitions in 2007 was €126 million (2006:€157 million).

Strategic Review

We began the fourth quarter with the launch of a strategic review in order to take Vedior to its next stage of development. In broad terms, it was established that the three most important issues Vedior needed to address was a portfolio challenge, a performance challenge, and a clarification of corporate roles.

It was a point of serendipity, rather than any deliberate planning, that discussions with Randstad commenced during our strategic review.

It was concluded during the strategic review that a merger with Randstad would help us to address the challenges as we had identified them.

Management Outlook

We are facing a more uncertain economic environment with limited visibility. However, the year has got off to a satisfactory start, with no signs of a significant slowdown.

For further information on these results, please join today's conference call at *www.vedior.com/webcast* starting at 9.00am (CET) or contact one of the following on +31 (0)20 573 5609 after the event:

Tex Gunning, Chief Executive
Frits Vervoort, CFO
Jelle Miedema, Company Secretary

Investor Information at: ***www.vedior.com/investor-relations/investor-relations.asp***

Any discussion regarding Randstad's proposed acquisition of Vedior during this conference call does not constitute an offer or sale of any securities in connection with the transaction described. No securities will be offered or sold in connection with the transaction in the United States and any offer or sale will only be made outside the US in compliance with Regulation S under the US Securities Act of 1933.

ADDITIONAL INFORMATION

Dividend Payments

It will be proposed to the Annual General Meeting of shareholders that a dividend of €0.36 is paid on each share, representing 27% of the net income per share for the year (before special items). The total dividend payment will be €63 million and will be distributed in cash (€) on 6 May 2008.

Company Profile

Vedior is one of the world's largest recruitment companies and is a full-service recruitment provider with a diversified portfolio of brands targeting a broad range of industry sectors.

From its global network of offices spanning Europe, North America, Australasia, Asia, South America and Africa, Vedior offers temporary and permanent recruitment as well as a number of complementary employment-related services such as outplacement, HR outsourcing, payrolling and training.

Vedior has a leading market position in the provision of professional/executive recruitment in sectors such as information technology, healthcare, accounting, engineering and education. We also have a significant global network providing administrative/secretarial and light industrial recruitment.

Financial Agenda

25 April 2008	Publication of first quarter results
25 April 2008	Annual General Meeting
29 April 2008	Declared ex dividend
6 May 2008	Dividend made payable
24 July 2008	Publication of second quarter results

Conference calls to discuss results are scheduled for 9am (CET) on the day of publication.

Safe Harbour

This media release includes forward-looking statements that reflect our intentions, beliefs or current expectations and projections about our future results of operations, financial condition, liquidity, performance, prospects, growth, strategies, opportunities and the industry in which we operate. Forward-looking statements include all matters that are not historical fact. We have tried to identify these forward-looking statements by using words including "may", "will", "should", "expect", "intend", "estimate", "project", "believe", "plan", "seek", "continue", "appears" and similar expressions or their negative.

These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause our actual results of operations, financial condition, liquidity, performance, prospects or opportunities, as well as those of the markets we serve or intend to serve, to differ materially from those expressed in, or suggested by these forward-looking statements. Important factors that could cause those differences include, but are not limited to our financial position and our ability to implement our business strategy and plans and objectives of management for future operations, our ability to develop, balance and expand our business, our ability to implement our long- term growth strategy (including through organic growth and acquisitions), our ability to make improvements to our capital structure, industry and market trends and volumes, including the speed and strength at which the staffing services industry and the sectors in which we operate, rebound from economic slowdowns and recessions, the effects of regulation (including employment and tax regulations), our ability to improve the efficiency of our operations and to reduce expenses in our operating companies and their network of offices, litigation and our ability to take advantage of new technologies.

In light of these risks, uncertainties, assumptions and other factors, the forward-looking events described in this media release might not occur. Additional risks that we may deem immaterial or that are not presently known to us could also cause the forward-looking events discussed in this media release not to occur. Except as otherwise required by applicable law, we undertake no obligations to update publicly or revise publicly any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason after the date of this media release.

APPENDIX

Q4 2007 Review

Operating income excluding special items was €103.5 million, an organic increase of 23% over Q4 2006. Our conversion ratio increased to 24.1%, from 21.3%. Operating income as a percentage of sales increased from 4.2% to 4.8% excluding special items. Net income increased 23% to €68.6 million in the fourth quarter.

Sales increased by 8%, with gross profit up 9%. We achieved ongoing growth from our permanent placement activities in many of our key markets, with an overall increase of 21%. Permanent placement represented 18.6% of total gross profit this quarter.

Currency effects in Q4 decreased both sales and operating income by 2%.

Our Gross margin was 19.8%, up from 19.6% in Q4 2006.

Country/ Region	Gross Profit Organic Increase	Operating Income Organic Increase*	% of Group Operating Income
France	+8%	+9%	33%
UK	+14%	+9%	14%
Netherlands	+8%	+25%	10%
Belgium	+11%	+7%	6%
Spain	+15%	+30%	4%
Other Europe	+18%	+58%	10%
US	-2%	-23%	10%
Australia & New Zealand	+15%	+40%	7%
Canada	+14%	+11%	4%
Latin America, Asia, Middle East, and Africa	+27%	+78%	2%

*Excluding non recurring items (see page 8).

In France, operating income increased by 9%, with the professional/executive business continuing to perform well. Accounting/finance, engineering and healthcare all exhibited strong growth in operating income and sales. Permanent placement activities also continued strongly in Q4.

In the UK, operating income was up 9%. Accounting/finance, education and engineering staffing sectors reported the strongest overall increases. Placement fees in the UK, which account for 36% of the Group's total permanent placement revenue, also showed good increases for the quarter.

Operating income in the Netherlands increased by 25%, excluding a €3 million one-off social security gain, largely due to excellent growth from our professional/executive businesses, and in particular from our education, legal, accounting/finance and interim brands. We also saw excellent Q4 performances in Germany, Luxembourg, Portugal and Spain, with healthy growth in both the traditional as well as the professional/executive sectors.

The US experienced a slight decrease in sales but a 23% decrease in operating income due to the cyclical nature of our legal business and lower results in our traditional business. Nevertheless, the healthcare sector continues to achieve improved operating income.

In Australia, operating income increased by 40%. The education, IT, legal, telebusiness and traditional sectors all contributed to this significant growth.

In Canada, our IT business continued to show growth in both operating income and sales in the fourth quarter.

Argentina, Chile and India also reported strong operational growth.

€ million, EPS in €	Q4 2007	non recurring items	Q4 2007 excl. non recurring items	Q4 2006	change in % increase	change in % organic increase
Sales	2,168.6		2,168.6	1,997.1	9%	8%
Cost of sales	(1,739.2)		(1,739.2)	(1,606.4)		
Gross profit	**429.4**	-	**429.4**	**390.7**	10%	9%
Gross margin	*19.8%*		*19.8%*	*19.6%*		
Employee costs	(219.0)		(219.0)	(199.8)		
Depreciation and amortisation	(9.7)		(9.7)	(9.8)		
Other operating expenses	(132.7)	(35.5)	(97.2)	(97.7)		
Operating expenses	(361.4)	(35.5)	(325.9)	(307.3)	6%	5%
Operating income	**68.0**	**(35.5)**	**103.5**	**83.4**	24%	23%
Operating margin	*3.1%*		*4.8%*	*4.2%*		
Finance costs	(8.7)		(8.7)	(8.6)		
Share of profit of associates (after tax)	(0.3)		(0.3)	(0.3)		
Profit before tax	59.0	(35.5)	94.5	74.5		
Income tax expense	(25.8)	-	(25.8)	(18.5)		
Profit for the period	**33.2**	**(35.5)**	**68.7**	**56.0**		
Attributable to:						
Equity holders of Vedior NV (net income)	33.1	(35.5)	68.6	56.0	23%	
Minority interests	0.1		0.1	-		
Profit for the period	**33.2**	**(35.5)**	**68.7**	**56.0**		
Basic earnings per ordinary share*	**0.19**	(0.20)	**0.39**	**0.33**	18%	
Diluted earnings per ordinary share*	0.19		0.39	0.32		

* after dividend on preference shares (2006)

O The growth percentages are calculated using the results for Q4 2007 excluding non recurring items

Non recurring items

Non recurring items for Q4 include the cost for the settlement with the VEB, a provision for the competition investigation in France as well as the cost of the strategic review and intended merger with Randstad.

On 31 January 2007, Vedior announced that it had reached agreement with VEB (the Dutch Shareholders Association) regarding a settlement to the value of €4.25 million.

In relation to the ongoing competition investigation launched in France in 2004 (see media release dated 3 December 2007), having carefully considered the allegations made in the French competition authority's statement of objections which has now been discussed extensively with the authority and having taken detailed advice, we have reserved an amount of €25 million. Vedior has taken a number of steps to further strengthen the corporate compliance structure of its French operations. As the authority's procedures continue, and there are restrictions under French law on what can be disclosed in relation to this matter, no further comment can be provided at this time.

€ million, EPS in €	2007	non recurring items	2007 excl non recurring items	2006	change in % increase	change in % organic increase
Sales	8,432.2		8,432.2	7,659.7	10%	9%
Cost of sales	(6,698.9)	100.0	(6,798.9)	(6,230.6)		
Gross profit	**1,733.3**	**100.0**	**1,633.3**	**1,429.1**	14%	12%
Gross margin	*20.6%*		*19.4%*	*18.7%*		
Employee costs	(878.7)	(35.8)	(842.9)	(748.7)		
Depreciation and amortisation	(39.0)		(39.0)	(36.3)		
Other operating expenses	(417.5)	(35.5)	(382.0)	(354.5)		
Operating expenses	(1,335.2)	(71.3)	(1,263.9)	(1,139.5)	11%	9%
Operating income (before gain on disposal of subsidiary)	**398.1**	**28.7**	**369.4**	**289.6**	28%	24%
Operating margin (before gain on disposal of subsidiary)	*4.7%*		*4.4%*	*3.8%*		
Gain on disposal of subsidiary	-		-	4.7		
Operating income	**398.1**	**28.7**	**369.4**	**294.3**		
Finance costs	(36.0)		(36.0)	(32.1)		
Share of profit of associates (after tax)	(0.6)		(0.6)	(0.6)		
Profit before tax	361.5	28.7	332.8	261.6		
Income tax expense	(125.0)	(23.3)	(101.7)	(75.3)		
Profit for the period	**236.5**	**5.4**	**231.1**	**186.3**		
Attributable to:						
Equity holders of Vedior NV (net income)	236.0	5.4	230.6	186.2		
Minority interests	0.5		0.5	0.1		
Profit for the period	**236.5**	**5.4**	**231.1**	**186.3**		
Net income (before gain on disposal of subsidiary)	**236.0**	**5.4**	**230.6**	**181.6**	27%	
Basic earnings per ordinary share*	**1.36**		**1.33**	**1.09**		
Diluted earnings per ordinary share*	1.36		1.32	1.08		
Basic earnings per ordinary share (before gain on disposal of subsidiary)*	**1.36**	0.03	**1.33**	**1.06**	25%	

* after dividend on preference shares

❶ The growth percentages are calculated using the results for 2007 excluding non recurring items

Non recurring items

The results for 2007 include the favourable benefits from a revised calculation method for social security charges in France, as announced in April 2007 (with retroactive effect from 1 January 2006), but which ceased to exist at 30 September 2007. In the Income statement above, this benefit is included as non recurring item. For more information, also see our press release of 27 July 2007. Also included as a non recurring item are the costs of €5.5 million related to the CEO transition in September 2007, and in Q4 the cost for the settlement with the VEB, a provision for the competition investigation in France as well as the cost of the strategic review and intended merger with Randstad.

CALCULATION EARNINGS PER SHARE				
€ million, EPS in €	**Q4 2007**	**Q4 2006**	**2007**	**2006**
Profit for the period (attributable to equity holders Vedior of NV)	33.1	56.0	236.0	186.2
Dividend on preference shares	-	(0.1)	(0.1)	(0.2)
Profit for the period attributable to ordinary shares	**33.1**	**55.9**	**235.9**	**186.0**
Gain on disposal of subsidiary	-	-	-	**4.6**
Profit for the period (before gain on disposal of subsidiary) attributable to ordinary shares	**33.1**	**55.9**	**235.9**	**181.4**
Weighted average number of shares (in millions)	174.0	171.3	173.1	170.7
Basic earnings per ordinary share*	**0.19**	0.33	**1.36**	1.09
Diluted earnings per ordinary share*	0.19	0.32	1.36	1.08
Basic earnings per ordinary share (before gain on disposal of subsidiary)*	**0.19**	0.33	**1.36**	1.06

* after dividend on preference shares

CALCULATION EARNINGS PER SHARE EXCLUDING NON RECURRING ITEMS		
€ million, EPS in €	**Q4 2007**	**2007**
Profit for the period (attributable to equity holders Vedior of NV)	33.1	236.0
Non recurring items	35.5	(5.4)
Dividend on preference shares	-	(0.1)
Profit for the period attributable to ordinary shares	**68.6**	**230.5**
Weighted average number of shares (in millions)	174.0	173.1
Basic earnings per ordinary share*	**0.39**	**1.33**
Diluted earnings per ordinary share*	0.39	1.32

* after dividend on preference shares

€ million	Q4 2007	Q4 2006	2007	2006
Cash flow from operating activities				
Profit for the period	33	56	236	186
Adjustments for:				
Finance costs	9	9	36	32
Income tax expense	26	18	125	75
Depreciation and amortisation	10	9	39	36
Gain on disposal of subsidiary	-	-	-	(5)
Other non-cash movements	27	6	52	24
Operating cash flow before movement in working capital	105	98	488	348
Movement in operating working capital	49	19	(75)	(33)
Cash generated from operations	154	117	413	315
Interest paid	(6)	(6)	(34)	(28)
Income taxes paid	(51)	(29)	(119)	(81)
Net cash from operating activities	**97**	**82**	**260**	**206**
Net investment in property, equipment & software	(17)	(20)	(51)	(53)
Investments in group companies	(56)	(22)	(126)	(157)
Disposal of group company	-	-	2	6
Net investment in other financial assets	(7)	(6)	(7)	(5)
Net cash used in investing activities	**(80)**	**(48)**	**(182)**	**(209)**
Movement in long-term borrowings	53	16	32	58
Increase/(decrease) short-term borrowings	(108)	(91)	(49)	12
Dividends paid	(1)	-	(56)	(45)
Redemption preference shares B	-	-	(3)	-
Proceeds on issue of shares	4	-	26	14
Net cash from/(used in) financing activities	**(52)**	**(75)**	**(50)**	**39**
Net increase in cash	**(35)**	**(41)**	**28**	**36**
Balance of cash at 1 October / 1 January	246	228	187	154
Effects of foreign exchange rate differences	(3)	-	(7)	(3)
Balance of cash at 31 December	**208**	**187**	**208**	**187**

SALES AND GROSS PROFIT GROWTH			change in %		
€ million	Q4 2007	Q4 2006	Gross profit increase (organic)	Sales increase (organic)	Sales increase
France	866.8	802.3	8%	8%	8%
United Kingdom	274.8	257.8	14%	8%	7%
Netherlands	154.7	151.3	8%	2%	2%
Belgium	127.9	119.7	11%	7%	7%
Spain	106.2	98.3	15%	8%	8%
Other Europe	214.4	186.9	18%	14%	15%
United States	176.4	173.1	-2%	-1%	2%
Australia & New Zealand	99.9	88.8	15%	9%	12%
Canada	70.3	60.2	14%	13%	17%
Latin America, Asia, Middle East and Africa	77.2	58.7	27%	33%	31%
Vedior Group	**2,168.6**	**1,997.1**	**9%**	**8%**	**9%**
Rest of Europe ①	*448.5*	*404.9*	*15%*	*10%*	*11%*
Rest of World ①	*247.4*	*207.7*	*18%*	*17%*	*19%*

OPERATING INCOME			change in %		Operating Margin	
€ million	Q4 2007❷	Q4 2006	Operating income increase (organic)	Operating income increase	Q4 2007	Q4 2006
France	35.1	32.4	9%	9%	4.1%	4.0%
United Kingdom	15.5	14.2	9%	9%	5.6%	5.5%
Netherlands	10.7	6.1	75%	77%	6.9%	4.0%
Belgium	6.5	6.1	7%	7%	5.1%	5.1%
Spain	4.5	3.5	30%	30%	4.2%	3.5%
Other Europe	11.3	7.0	58%	62%	5.3%	3.7%
United States	10.3	11.9	-23%	-14%	5.8%	6.9%
Australia & New Zealand	7.2	5.0	40%	44%	7.2%	5.6%
Canada	4.5	3.8	11%	15%	6.3%	6.4%
Latin America, Asia, Middle East and Africa	1.9	1.4	78%	48%	2.5%	2.2%
Corporate expenses	(4.0)	(8.0)				
Vedior Group	**103.5**	**83.4**	**23%**	**24%**	**4.8%**	**4.2%**
Rest of Europe ①	*22.3*	*16.6*	*33%*	*35%*	*5.0%*	*4.1%*
Rest of World ①	*13.6*	*10.2*	*34%*	*33%*	*5.5%*	*4.9%*

① Regions reported until 2006

❷ Excluding non recurring items

SALES AND GROSS PROFIT GROWTH			change in %		
€ million	2007	2006	Gross profit increase (organic)	Sales increase (organic)	Sales increase
France	3,396.6	3,136.5	12%	8%	8%
United Kingdom	1,113.1	977.1	12%	6%	14%
Netherlands	608.2	587.9	7%	2%	3%
Belgium	494.5	450.1	12%	10%	10%
Spain	423.9	378.1	17%	12%	12%
Other Europe	800.7	707.6	15%	15%	13%
United States	680.2	686.3	4%	3%	-1%
Australia & New Zealand	389.8	343.9	17%	10%	13%
Canada	252.4	178.9	21%	16%	41%
Latin America, Asia, Middle East and Africa	272.8	213.3	29%	33%	28%
Vedior Group	**8,432.2**	**7,659.7**	**12%**	**9%**	**10%**
Rest of Europe ①	*1,719.1*	*1,535.8*	*15%*	*13%*	*12%*
Rest of World ①	*915.0*	*736.1*	*21%*	*18%*	*24%*

OPERATING INCOME			change in %		Operating Margin	
€ million	2007②	2006③	Operating income increase (organic)	Operating income increase	2007	2006
France	128.3	109.7	17%	17%	3.8%	3.5%
United Kingdom	71.9	57.3	12%	25%	6.5%	5.9%
Netherlands	29.4	20.4	40%	44%	4.8%	3.5%
Belgium	24.2	20.1	21%	21%	4.9%	4.5%
Spain	15.5	10.4	50%	50%	3.7%	2.7%
Other Europe	34.7	21.0	70%	65%	4.3%	3.0%
United States	40.3	43.5	-9%	-8%	5.9%	6.3%
Australia & New Zealand	27.4	20.5	30%	34%	7.0%	6.0%
Canada	16.0	10.4	42%	53%	6.3%	5.8%
Latin America, Asia, Middle East and Africa	7.3	5.2	50%	42%	2.7%	2.4%
Corporate expenses	(25.6)	(28.9)				
Vedior Group	**369.4**	**289.6**	**24%**	**28%**	**4.4%**	**3.8%**
Rest of Europe ①	*74.4*	*51.5*	*45%*	*45%*	*4.3%*	*3.4%*
Rest of World ①	*50.7*	*36.1*	*35%*	*40%*	*5.5%*	*4.9%*

① Regions reported until 2006
② Excluding non recurring items
③ Excluding gain on disposal of subsidiary

SALES			change in %	
€ million	Q4 2007	Q4 2006	Sales increase (organic)	Sales increase
Information Technology	213.3	202.1	3%	6%
Engineering/Technical	157.8	122.6	22%	29%
Healthcare	120.5	110.3	12%	9%
Accounting/Finance	107.4	97.1	13%	11%
Education	40.2	34.3	22%	17%
Other sectors	179.4	156.1	9%	15%
Professional/Executive	818.6	722.5	11%	13%
Traditional	1,350.0	1,274.6	6%	6%
Vedior Group	**2,168.6**	**1,997.1**	8%	9%

OPERATING INCOME			change in %		Operating Margin	
€ million	Q4 2007➊	Q4 2006	Operating income increase (organic)	Operating income increase	Q4 2007	Q4 2006
Information Technology	14.0	13.0	4%	8%	6.6%	6.4%
Engineering/Technical	9.9	7.7	18%	29%	6.3%	6.3%
Healthcare	6.5	5.8	16%	13%	5.4%	5.2%
Accounting/Finance	6.0	4.7	25%	28%	5.5%	4.8%
Education	6.1	5.2	21%	16%	15.2%	15.4%
Other sectors	12.8	11.4	7%	13%	7.2%	7.3%
Professional/Executive	55.3	47.8	12%	16%	6.8%	6.6%
Traditional	52.2	43.6	20%	20%	3.9%	3.4%
Corporate expenses	(4.0)	(8.0)				
Vedior Group	**103.5**	**83.4**	**23%**	**24%**	**4.8%**	**4.2%**

SALES			change in %	
€ million	2007	2006	Sales increase (organic)	Sales increase
Information Technology	804.3	768.1	-3%	5%
Engineering/Technical	588.0	463.3	23%	27%
Healthcare	470.2	437.1	9%	8%
Accounting/Finance	441.2	375.6	14%	18%
Education	148.7	126.3	17%	18%
Other sectors	678.1	542.7	16%	25%
Professional/Executive	3,130.5	2,713.1	11%	15%
Traditional	5,301.7	4,946.6	8%	7%
Vedior Group	**8,432.2**	**7,659.7**	9%	10%

OPERATING INCOME			change in %		Operating Margin	
€ million	2007➊	2006	Operating income increase (organic)	Operating income increase	2007	2006
Information Technology	50.6	48.3	-3%	5%	6.3%	6.3%
Engineering/Technical	43.0	28.9	40%	49%	7.3%	6.2%
Healthcare	23.7	21.5	12%	10%	5.1%	4.9%
Accounting/Finance	26.4	20.6	14%	29%	6.0%	5.5%
Education	19.8	16.9	17%	17%	13.3%	13.4%
Other sectors	46.7	31.7	31%	48%	6.9%	5.8%
Professional/Executive	210.2	167.9	18%	25%	6.7%	6.2%
Traditional	184.8	150.6	23%	23%	3.5%	3.0%
Corporate expenses	(25.6)	(28.9)				
Vedior Group	**369.4**	**289.6**	**24%**	**28%**	**4.4%**	**3.8%**

➊ Excluding non recurring items

€ million	31 Dec 2007	31 Dec 2006
ASSETS		
Property and equipment	91	82
Intangible assets	1,215	1,113
Other non-current assets	116	105
	1,422	1,300
Trade and other receivables	1,850	1,718
Cash and cash equivalents	208	187
	2,058	1,905
Total assets	3,480	3,205
EQUITY AND LIABILITIES		
Issued capital	9	11
Reserves	1,294	1,143
Minority interest	5	5
Total equity	1,308	1,159
Interest bearing loans and borrowings	570	565
Deferred consideration business combinations	105	81
Provisions	28	29
Other non-current liabilities	27	35
	730	710
Trade and other payables	1,272	1,149
Interest bearing bank overdrafts and loans	131	180
Provisions	39	7
	1,442	1,336
Total liabilities	2,172	2,046
Total equity and liabilities	3,480	3,205
Net interest bearing assets and liabilities	(493)	(558)
CHANGES IN EQUITY		
Balance at 1 January	1,159	1,030
Profit for the period	236	186
Issue of share capital	27	14
Redemption preference shares B	(3)	-
Dividend paid	(52)	(43)
Share based payments	6	5
Contribution by minority shareholder	-	1
Exchange rate differences	(65)	(34)
Balance at 31 December	1,308	1,159

Notes to the consolidated interim financial statements

Basis of presentation

The accompanying condensed interim financial statements comprise Vedior NV and its subsidiaries for the quarter as well as the year ended 31 December 2007. These statements have been prepared in accordance with Vedior's accounting principles, which are described in detail in the 2006 annual report, and are in compliance with International Financial Reporting Standards ("IFRS"), including IAS 34 "Interim Financial Reporting"..
Vedior's 2006 annual report can be viewed online at http://www.vedior-thefutureofwork.com/.

The information furnished in these condensed interim financial statements reflects all normal, recurring adjustments which, in the opinion of management, are necessary for the fair presentation of such financial statements. Certain information and footnote disclosures normally included in the financial statements have been condensed or omitted pursuant to rules and regulations applicable to interim financial statements.

The condensed financial statements in this media release are based on the annual report for the year 2007. This annual report has not been made public yet. Our external auditor, Deloitte Accountants B.V., has issued an unqualified auditors' opinion on the consolidated financial statements of Vedior NV for the year ended 2007 on 6 February 2008.

This press release should be read together with the annual accounts 2007 of Vedior NV and the auditors' report to give a true and fair view of the financial position as at 31 December 2007, the results for 2007 and the cash flows for 2007 of Vedior NV, as well as the scope of the audit.

Publication of the annual report 2007 will take place in March 2008. The annual report will be submitted for adoption to the Annual General Meeting to be held on 25 April 2008.

Organic growth

Organic growth is measured by excluding the impact of currency effects, acquisitions and disposals.

Seasonality

Seasonality means that the Company's results vary from quarter to quarter, and therefore the results of one quarter may not be indicative of results for the full year. Seasonality varies depending on the type of recruitment service offered and the geographic region in which the services are delivered. Other factors that cause seasonal variations in the Company's results include the uneven distribution of public holidays and private holiday choices throughout the year affecting the demand for temporary workers, school holidays in the education sector, and typically higher activity in the run-up to Christmas followed by lower activity after Christmas and early January. Furthermore, Vedior's result of operations may also be subject to fluctuations as a result of the timing of acquisitions/disposals and new office openings. Historically, the Company has experienced higher sales in the second half of the year and its highest sales in the third quarter.

END